P.O. Box 2600

Valley Forge, PA 19482

vanguard.com

February 8, 2021

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing 100 F Street, N.E.

Washington, DC 20549

RE: Vanguard Charlotte Funds (the "Trust")

File No. 333-177613

Post-Effective Amendment No. 23

Dear Ms. Larkin,

This letter responds to your comments provided on January 22, 2020, to the above-referenced post- effective amendment. The comments apply to Vanguard Total International Bond II Index Fund, a series of the Trust (the "Fund").

Comment 1:	Principal Investment Strategies
Comment:	Please include additional disclosure regarding the weighting methodology of the Fund's benchmark index.
Response:	The Fund's benchmark index is the Bloomberg Barclays Global Aggregate ex-USD Float
Adjusted RIC Capped Index (USD Hedged) (the "Index"). This Index is market value-
weighted and capped to comply with investment company diversification standards of the
Internal Revenue Code. The Fund's prospectus disclosure has been revised accordingly.
Comment 2:	Principal Investment Strategies
Comment:	The Fund states that under normal circumstances, "at least 80% of the Fund's assets will be invested in bonds included in the Index." Please explain how the Fund will invest the remaining 20% of its assets.
Response:	Subject to the 20% limit, the Fund may hold bonds that, when acquired, were included in the Index but subsequently were removed and may purchase other investments that are not included in the Index. These investments may include fixed income securities, futures, and other investments, which are generally disclosed in the Fund's prospectus under the Security Selection subheading. The Fund may also hold cash.
Comment 3:	Other Investment Policies and Risks
Comment:	The Fund discloses that it may engage in transactions involving total return swaps.
Please note that in order to avoid a total return swap being treated as a senior security for purposes of Section 18 of the Investment Company Act of 1940, as amended ("1940

Act"), the Fund will need to set aside an appropriate amount of liquid assets. See
Securities Trading Practices of Registered Investment Companies, SEC Release No. IC-
10666 (Apr. 18, 1979). In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of Section 18 of the 1940 Act. See Use of Derivatives by Registered Investment Companies and
Business Development Companies, SEC Release No. IC-33704 (Nov. 25, 2019).
Accordingly, please be aware that the Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as total return swaps, which could impact the manner in which the Fund operates.
Response:	We acknowledge the Staff's comment.
Comment 4:	Other Investment Policies and Risks
Comment:	The Fund discloses that it may invest a small portion of its assets in shares of exchange-
traded funds ("ETFs"). Please confirm whether the Fund needs to include a line item for acquired fund fees and expenses ("AFFE") in its fee table.
Response:	The Fund is not expected to incur fees and expenses that exceed 0.01 percent (one basis point) of its average net assets as a result of its investment in ETFs. In accordance with
Instruction 3(f)(i) to Item 3 of Form N-1A, the fee table in the prospectus will be amended in the future to disclose AFFE if and when the Fund incurs fees and expenses that exceed 0.01 percent (one basis point) of its average net assets as a result of its investment in ETFs.
Comment 5:	Exhibits to Registration Statement
Comment:	If the Fund is party to an index licensing agreement, please include that agreement as an exhibit to the registration statement pursuant to Item 28(h) of Form N-1A.
Response:	The Fund is not party to an index licensing agreement. Accordingly, we will not include an index license agreement as an exhibit to the Fund's registration statement.

Please contact me at (610) 669-3973 with any questions or comments regarding the above response. Thank you.

Sincerely,

/s/ Ross M. Oklewicz

Ross M. Oklewicz

Associate Counsel

The Vanguard Group, Inc.